

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-mail
Jorge A. Junquera
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

> **Re: Popular, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-34084**

Dear Mr. Junquera:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

1. We reissue prior comment one, in part, as follows:

- Please provide proposed disclosure regarding your lending limit policy, as requested in the first bullet point.

- Please provide us with your proposed disclosure regarding your subprime mortgage and consumer loan portfolios.

- Please expand your disclosure in future filings to specify the FICO scores and debt-to-equity ratios that you will accept for your step loan product, compared to your typical underwriting standards.

Item 1A. Risk Factors, page 23

Our ability to obtain reimbursements under the loss sharing agreements on covered.., page 34

2.   Please include the substance of the last two paragraphs of your response to prior comment 11 in future filings.

Exhibit 13.1 – 2010 Annual Report

Note 3 – Business Combination, page 124

FDIC loss share indemnification asset, page 127

3.   We note your response to prior comment 17 of our letter dated June 24, 2011 where you indicate that you included the valuation of the true-up payment within the value of the indemnification asset. It appears that this true-up payment represents a type of contingent consideration under ASC Topic 805, and instead should be reflected separately as a liability, and not recorded as an offset to the indemnification receivable. Please advise, or revise future filings to separately present the true-up obligation as a liability in accordance with ASC 805-30-25-6.

Note 4 – Sale of Processing and Technology Business, page 128

4.   We note your response to prior comment 19 of our letter dated June 24, 2011. You state that you determined the fair value of the retained interest in Evertec based on the enterprise value of the actual transaction. Also, you reduced the value by the debt incurred as part of the merger. Please address the following:

- Tell us how you considered the inclusion of a control premium in the value paid provided by Carib Holdings, Inc. for their interest in Evertec and whether you included a discount for lack of control in the valuation of your retained interest.

- Tell us whether you considered any other valuation techniques like a market multiple method for the valuation of your retained interests and why these approaches were not used.

Note 16 – Related Party Transactions, page 157

5.   We note your response to prior comment 25 of our letter dated June 24, 2011. You state that you issued a $10 million term loan for the acquisition of assets and a $13 million line

of credit to the related party LLC in 2009 as part of the sale of the foreclosed assets of a construction loan. In addition, we note that by December 31, 2010 you had reclassified both loans to held-for-sale and wrote them down to their fair value. Please address the following:

- Explain the business reasons for the sale of the two loans considering you had experience with the borrower, you were still advancing money as of the reclassification date, and based on your response you were still collecting payments on the loans.

- Tell us whether the loans were sold during the year ended December 31, 2011 or subsequent, and if so, the total charge-offs recorded. If you still hold these loans please tell us the current outstanding balance and related allowance.

- Clarify whether the TP Two LLC loans had guarantees provided by the related parties. If not, please tell us why, and tell us whether the lack of guarantees for this type of loan is typical, particularly given the other loans and lines of credit existing for the related parties.

- Tell us if any of the five loans with related parties of TP Two LLC are past due and how you considered the impairment of the TP Two LLC loans in your allowance for loan loss determination of these other loans.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 33

6.   To the extent applicable, please confirm that you will include disclosure that the addresses the substance of your response to prior comment 31 in future filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Note 9 – Allowance for Loan Losses, page 36

Modifications, page 45

7.   We note the table on page 50 for TDRs that defaulted within 12 months of their modification date. We also note your disclosure that loans modified in a TDR may have the financial effect of increasing the specific allowance for loan losses associated with the loan. Please tell us and revise future filings to disclose, by portfolio segment, how you consider defaults of modifications into your determination of the allowance for loan losses at the time of the original restructuring. Please refer to ASC 310-10-50-34(b).

Item 2. Management's Discussion and Analysis of Financial Condition and Results…, page 128

Table E – Non-Interest Income, page 145

8.   We note your disclosure on page 147 that the decrease in the indemnification asset due to the increase in the expected cash flows of covered loans is recognized over the life of the indemnification asset, which is tied to the FDIC loss sharing agreement. Please revise your critical accounting policy disclosure in future filings to clearly state that decreases in expected reimbursements are recognized in non-interest income over the life of the FDIC loss sharing agreements.

Credit Risk Management and Loan Quality, page 162

Consumer loans, page 173

9.   We note your response to prior comment 36 of our letter dated June 24, 2011 and your disclosure on page 174. You state you track defaults of the first lien position either through receipt and review of updated credit bureau reports or notification from either the first lien lender or the courts during litigation process. Please address the following:

*   We note your disclosure on page 46 that home equity modifications are not offered if you hold the first mortgage. Tell us and revise to disclose the percentage of your home lines of credit and closed-end second mortgage portfolio that you hold both the second and first lien.

*   We also note that occasionally the home equity terms are modified to a standalone second lien mortgage and as a result you change the loan class from home equity to residential mortgage. Please tell us and revise to disclose the amount of home equity lines of credit that were reclassified to the residential mortgage portfolio in 2010 and nine-months ended September 30, 2011.

*   Tell us and disclose how frequently you obtain updated borrower credit information like credit bureau reports for your home equity lines of credit and second lien mortgage loans.

*   Tell us in more detail and revise to disclose exactly how you consider current credit bureau reports and other updated credit information in your allowance for loan loss methodology (for example qualitatively or quantitatively) and whether this process was the same as of December 31, 2010 and September 30, 2011.

*   Tell us whether you are able to calculate a current loan-to-value (LTV) ratio for your home equity lines of credit and second mortgage portfolio. If so, please revise future filings to provide a breakdown of the percentage of these loans that have current

LTVs greater than 100 percent, the percentage that are between 90-100 percent, the percentage with LTVs between 80-89 percent, and the percentage below 80 percent.

- Please address bullet points three and four from our previous comment where you state you did not have the information readily available, but would provide it in future filings.

Allowance for Loan Losses, page 175

10.   We note your response to prior comment 35 of our letter dated June 24, 2011. Please tell us and revise future filings to disclose how you account for loans that met the impairment threshold in a prior period, but due to charge-offs or payments are now below the $1 million threshold and still 90 days or more past due. Also, revise future filings to disclose the difference in your commercial and construction non-performing loans and impaired loans relates principally to your definition of impaired loans and the revised threshold.

Note 20 – Non-consolidated variable interest entities, page 76

11.   We note your disclosure on page 78 that you sold construction and commercial real estate loans with a fair value of $148 million to PRLP 2011 Holdings, LLC, a joint venture. We also note the cash proceeds received by the joint venture will cover debt service payments to you for the acquisition loan, advance facility, and working capital line first before proceeds can be used for other purposes. Please tell us whether the transaction includes a pre-defined cash flow waterfall for the joint venture subsequent to the payment of outstanding debt, and if so, whether your interests are subordinated to the interests held by the other parties involved. Additionally, to the extent there is a cash flow waterfall, please expand your disclosures to discuss the methodologies used to record you equity ownership percentage.

12.   We note the fair value of your 24.9 percent equity interest in PRLP 2011 Holdings, LLC was determined based on the fair value of loans sold, $148 million, to the joint venture. Please address the following:

- Tell us in more detail how you determined the $148 million fair value of the loans sold considering the book value of the loans sold.

- Explain why the fair value of the loans sold reflects the fair value of the joint venture and whether other valuation techniques were considered, like an income approach, for the valuation of the equity interest.

- Discuss whether there are any differences between the types of equity instruments held by you versus the other joint venture equity holders, and if so, how you concluded that your methodology for valuing your equity ownership percentage was appropriate and able to capture any differences that may exist between the different equity tranches.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director